Exhibit 4.5

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

As of the date of our annual report on Form 10-K of which this exhibit is a part, we have the following class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): common stock of Corning Incorporated (the “Corning”), par value $0.50 per share (the “Common Stock”), which is the only security of the Company registered under the Exchange Act.

We have authorized, by our restated certificate of incorporation, the issuance of 3,800,000,000 shares of Common Stock, par value $.50 per share. As of January 31, 2021, Corning had 768,367,889 shares of Common Stock outstanding. Each holder of Common Stock is entitled to one vote per share for all matters to be voted on by shareholders. Holders of Common Stock may not cumulate their votes in the election of directors, and are entitled to share equally in the dividends that may be declared by the board of directors, but only after payment of dividends required to be paid, if any, on any outstanding shares of preferred stock. The continued declaration of dividends by our board of directors is subject to our current and prospective earnings, financial condition and capital requirements and any other factors that the board of directors deems relevant.

Upon voluntary or involuntary liquidation, dissolution or winding up of Corning, the holders of the Common Stock share ratably in the assets remaining after payments to creditors and provision for the preference of any preferred stock. There are no preemptive or other subscription rights, conversion rights or redemption or scheduled installment payment provisions relating to shares of Common Stock. All of the outstanding shares of Common Stock are fully paid and non-assessable.

Computershare Trust Company, N.A. is the transfer agent and registrar for our Common Stock. The Common Stock is listed on the New York Stock Exchange under the symbol “GLW”.

Anti-takeover Provisions

The restated certificate of incorporation and by-laws of Corning contain provisions that may discourage a third party from seeking to acquire Corning or to commence a proxy contest or other takeover-related action. Corning’s by-laws provide that holders of Common Stock may remove a director from office at any time prior to the expiration of his or her term only with cause and by vote of the holders of a majority of the Common Stock outstanding. Additionally, the by-laws provide that premature vacancies on the board of directors may be filled only by a majority of the entire board.

The by-laws of Corning contain procedural requirements with respect to the nomination of directors by shareholders at an annual meeting that require, among other things, delivery of notice by nominating shareholders to our Secretary not less than 90 days nor more than 120 days before the anniversary of the prior year’s shareholders’ meeting. The by-laws do not provide that a special meeting of shareholders may be called by shareholders.

The certificate of incorporation of Corning provides that no director will be liable to Corning or its shareholders for a breach of duty as a director except as provided by the New York Business Corporation Law.

The effect of these provisions may be to deter attempts either to obtain control of Corning or to acquire a substantial amount of its stock, even if a proposed acquisition transaction were at a significant premium over the then-prevailing market value of the Common Stock, or to deter attempts to remove the board of directors and management of Corning, even though some or a majority of the holders of Common Stock may believe these actions to be beneficial.

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